
10016080

DAVIS LLP | LEGAL ADVISORS SINCE 1892


SEC MAIL
RECEIVED
PROCESSING
JUL 28 2010
WASH. D.C.
211
SECTION

FROM THE OFFICE OF Joy Syho
DIRECT LINE 604.443.2643
DIRECT FAX 604.605.4879
E-MAIL jsyho@davis.ca

FILE NUMBER 67952-00001

July 2, 2010

Securities and Exchange Commission
100F Street, NE
Washington, D.C. USA 20549

SUPPL

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Paragon Minerals Corporation - Exemption No. 82-35102

We are solicitors for Paragon Minerals Corporation which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,
DAVIS LLP
Per:

Joy Syho
Paralegal
JSS/jss

dw 7/30

Date: July 2, 2010 Exemption No: 82-35102

PARAGON MINERALS CORPORATION
(the "Company")

LIST OF DOCUMENTS BEING SUBMITTED

1. **Material filed with the Director of Corporations as required under the Business Corporations Act (Canada) and regulations thereunder ("Canada"), with the Registrar of Companies as required by the Business Corporations Act (British Columbia) and regulations thereunder ("BC"), with the Registrar of Corporations as required to maintain the Company's extra-provincial registration in Newfoundland and Labrador under the Business Corporations Act (Newfoundland and Labrador) and regulations thereunder ("Newfoundland") and with the Registrar of Corporations as required to maintain the Company's extra-territorial registration in the Nunavut Territory under the Business Corporations Act (Nunavut) and the regulations thereunder ("Nunavut")**

	Document Name or Information		Date Filed
(a)	Incorporation Documents		
	(i)	Canada	N/A
(b)	Extra-provincial Registration		
	(i)	BC	N/A
	(ii)	Newfoundland	N/A
	(iii)	Nunavut	N/A
(c)	Annual Reports		
	(i)	Canada	N/A
	(ii)	BC	N/A
	(iii)	Newfoundland	N/A
	(iv)	Nunavut	N/A
(d)	Notices Filed with Registrar of Companies		
	(i)	Canada	N/A

(ii)	BC	N/A
(iii)	Newfoundland	N/A
(iv)	Nunavut	N/A

(e) Special Resolution

(i)	Canada	N/A
(ii)	BC	N/A
(iii)	Newfoundland	N/A
(iv)	Nunavut	N/A

2. Materials filed with the Securities Commissions of British Columbia, Alberta, Quebec and Ontario (the "Securities Commissions") under the Securities Act (British Columbia), the Securities Act (Alberta), the Securities Act (Quebec), and the Securities Act (Ontario), the regulations under such acts as well as under Canadian Securities Administrators National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), National Instrument 54-101, Shareholder Communications ("NI 54-101"), National Instrument 45-106, Prospectus and Registration Exemptions ("NI 45-106"), National Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109"), and National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101"):

	Document Name or Information	Date Filed
(a)	Annual Report consisting of: (i) Audited annual financial statements and auditors' report thereon and (ii) Management's Discussion and Analysis	N/A
(b)	Annual Information Form (not mandatory and not filed)	N/A
(c)	Annual CEO and CFO Officer Certifications under NI 52-109	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(e)	Interim CEO and CFO Officer Certifications under NI 52-109	N/A
(f)	News Releases	June 2, 2010 June 23, 2010 June 24, 2010
(g)	Form 51-102F3, Material Change Report	N/A
(h)	Notice of Meeting and Record Dates of shareholders' meeting	N/A
(i)	Notice of shareholders' meeting, Form of Proxy and Management's Information Circular	N/A

(j)	Form 45-106F1, Report of Exempt Distribution	N/A
(k)	Notice of Change in Year End by more than 14 Days	N/A
(l)	Notice of Change in Corporate Structure	N/A
(m)	Notice of Change of Auditors	N/A
(n)	Business Acquisition Report under NI 51-102	N/A
(o)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed	N/A
(p)	Notice of Change of Status Report	N/A
(q)	Filing of documents Affecting the Rights of Securityholders including:	
	(i) material changes to charter documents	N/A
	(ii) securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company	N/A
	(iii) any securityholder rights plans or similar plans	N/A
	(iv) any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally	N/A
	(v) copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, unless an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.	N/A
(r)	Prospectus	N/A

(s)	Amendment to Prospectus	N/A
(t)	Takeover Bid Circular	N/A
(u)	Notice of Change or Variation to Takeover Bid Circular	N/A
(v)	Issuer Bid Circular	N/A
(w)	Notice of Change or Variation to Issuer Bid Circular	N/A
(x)	Initial Acquisition Report	N/A
(y)	Subsequent Acquisition Reports	N/A
(z)	Technical Reports	N/A

3. Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies) :

	Document Name or Information	Date Filed
(a)	Exchange Filing Statement	N/A
(b)	Annual Report consisting of: (i) Audited annual financial statements and auditors' report thereon and (ii) Management's Discussion and Analysis	N/A
(c)	Annual Information Form (not mandatory and not filed)	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(e)	News Releases	June 2, 2010 June 23, 2010 June 24, 2010
(f)	Form 51-102F3, Material Change Report	N/A
(g)	Notice of Meeting and Record Dates of shareholders' meeting	N/A
(h)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(i)	Prospectus	N/A
(j)	Amendment to Prospectus	N/A
(k)	Takeover Bid Circular	N/A
(l)	Notice of Change or Variation to Takeover Bid Circular	N/A

(m)	Issuer Bid Circular	N/A
(n)	Notice of Change or Variation to Issuer Bid Circular	N/A
(o)	Initial Acquisition Report	N/A
(p)	Subsequent Acquisition Reports	N/A
(q)	Notice of Intention to Sell by a Control Person	N/A
(r)	Notice of Dividends	N/A
(s)	Exchange Bulletins announcing certain transactions:	
	(i) Promotional Investor Relations and Market-Making Activities	N/A
	(ii) Dividend/Distribution Declaration	N/A
	(iii) Private Placement	N/A
	(iv) Warrant Amendments	N/A
	(v) Shares for Debt	N/A
	(vi) Short Form Offering	N/A
	(vii) Acquisitions/Dispositions	N/A
	(viii) Notice of Intention to Make a Normal Course Issuer Bid	N/A
	(ix) Name Change without Consolidation or Split	N/A
	(x) Name Change and Consolidation/Split	N/A
(t)	Listing Application	N/A

4. Materials distributed to security holders as required by the Business Corporations Act (Canada) and regulations thereunder and the Securities Acts of British Columbia, Alberta, Quebec and Ontario and regulations thereunder, NI 54-101 and the rules and policies of the TSX Venture Exchange:

	Document Name or Information	Date Filed
(a)	Annual Report consisting of: (i) Audited annual financial statements and auditors' report thereon and (ii) Management's Discussion and Analysis	N/A
(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(c)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(d)	Prospectus	N/A
(e)	Amendment to Prospectus	N/A
(f)	Issuer Bid Circular	N/A
(g)	Notice of Change or Variation to Issuer Bid Circular	N/A

Exemption No. 82-35102

NEWS RELEASE

PARAGON
MINERALS CORPORATION

TSX Venture Exchange Symbol: PGR **NR10-11** **June 2, 2010**
Shares Issued: 32,942,181

Paragon and Crosshair Report Initial Gold Recoveries of 98% from Jaclyn Main Deposit

Paragon Minerals Corporation (TSX-V: PGR) is pleased to report excellent gold recoveries from preliminary metallurgical test work from the Golden Promise JV Gold Project, located in central Newfoundland, Canada. Paragon's joint venture partner, Crosshair Exploration & Mining Corp. (NYSE Amex: CXZ; TSX: CXX) has received initial metallurgical results from six historic drillholes at the Jaclyn Main Deposit indicating gold recoveries up to 98%.

A composite sample of gold-bearing quartz vein from six previously completed drillholes was submitted to SGS Mineral Services of Vancouver, BC ("SGS") for preliminary metallurgical testing including gravity concentration, flotation and determination of the cyanide leaching characteristics. Thirty-four (34) samples from the drillholes were composited to provide one, 34.4 kilogram sample with a head grade that assayed 4.50 g/t gold as compared to the weighted average assay grade based on the individual samples of 4.18 g/t gold. The results indicate that the gold in the quartz vein zone can be effectively recovered using gravity concentration in combination with flotation or leaching, or by direct leaching. Gravity concentration recovers 85% of the gold at 120 microns and the remaining gold in the gravity tails can be recovered either by flotation after regrinding (96% recovery at 110 microns) or by cyanide leaching (94% recovery in 72 hours at 70 microns). The gold can also be recovered by direct leaching of the whole rock sample at 70 micron grind over a 72 hour period resulting in 98% gold recovery.

"We are very encouraged by the initial gold recovery characteristics of the Jaclyn Main Deposit" said Michael Vande Guchte, President and CEO of Paragon. "Additional metallurgical testing on recently completed holes will provide additional extraction and recovery data prior to the planned bulk sample program". Drill core samples from 12 infill holes completed earlier this year in the central part of the Jaclyn Main Deposit are currently with SGS for similar metallurgical test work.

Following a detailed review of the exploration data and metallurgical results, Crosshair and Paragon plan to conduct a surface bulk sampling program. The bulk sample is aimed at providing a more representative gold grade, testing structural and grade continuity and mining/milling characteristics for the Jaclyn Main Deposit. The 2010 programs are being funded by Crosshair as part of the 2009 Joint Venture Agreement (see Paragon News Release dated April 9, 2009). Paragon retains a 40% interest in the Golden Promise JV Gold Project.

About Paragon Minerals Corporation

Paragon Minerals Corporation is a Canadian-based mineral exploration company focused on gold and base-metal exploration in eastern Canada. Paragon's flagship base metal project is the 100%-owned South Tally Pond VMS project where it has made a significant precious metal-rich massive sulphide discovery in a proven mining district in central Newfoundland. Paragon is also exploring an exceptional portfolio of gold properties through both company and partner-funded exploration. For more information on Paragon and its properties, please visit the company website at www.paragonminerals.com

PARAGON MINERALS CORPORATION

"Michael J. Vande Guchte"

President & CEO

Qualified Person and QA/QC – *Exploration work on the Golden Promise JV Project is being carried out by Barry Sparkes, Consulting Geologist to Crosshair and supervised by Stewart Wallis, P.Geo., a member of the Professional Engineers and Geoscientists of BC, the President and CEO of Crosshair and a Qualified Person as defined by NI 43-101. Mr. Wallis has verified that the assay results presented above have been accurately summarized from the official assay certificates provided to Crosshair. Hoe Teh, P.Eng. is the Qualified Person supervising the metallurgical test work.*

The metallurgical testwork was completed on a combination of previously drilled quartered HQ- and NQ-diameter drill core from the central and near-surface section of the Jaclyn Main Zone (drillholes GP02-01, 05, 06, 11, 17 and GP03-24). The drill core was stored in the secured core storage facility in Badger, NL. A total of 34 individual samples of drill core from six holes were composited to form one sample weighing 34.4 kilograms. The composite sample was crushed to -10 mesh then blended and split into individual charges for the various metallurgical tests. The head sample was assayed for gold using screen metallics analysis.

Forward-looking statements - *This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that Paragon expects to occur, are forward looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding current and future exploration programs, activities and results. Although Paragon believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of Paragon's management on the date the statements are made. Paragon undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of Paragon and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for Paragon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.*

Exemption No. 82-35102

NEWS RELEASE

PARAGON
MINERALS CORPORATION

TSX Venture Exchange Symbol: PGR **NR10-12** **June 23, 2010**
Shares Issued: 32,942,181

Paragon Minerals and Golden Dory Expand Mosquito Hill Gold Deposit

Paragon Minerals Corporation (PGR:TSX-V; "Paragon") and exploration partner, Golden Dory Resources Corp. (TSX.V-GDR; "Golden Dory") are pleased to announce the completion of a 14 hole, 2,816-metre drill program on the Huxter Lane project in central Newfoundland, Canada. The drill program succeeded in extending the Mosquito Hill gold mineralization along strike and down/up dip of the existing NI 43-101 compliant gold resource. Assay results have been received for 7 of the 14 drillholes.

The Mosquito Hill Deposit is a large, near surface bulk tonnage gold target that has now been tested by 60 broad-spaced drillholes. The deposit has a NI 43-101 compliant resource which includes **an indicated resource of 4.47 million tonnes averaging 0.526 g/t Au for 75,600 ounces gold and inferred resource of 32.9 million tonnes averaging 0.461 g/t Au for 488,800 ounces gold** (see Paragon news release dated March 4, 2010). Over 90% of the resource estimate occurs at depths shallower than 200 metres below surface. The mineralized intrusion is exposed along its northern edge and dips gently to the southwest. The mineralization remains open for expansion along strike and dip. The Huxter Lane project has excellent road access and is located near existing infrastructure including power and skilled labour.

Highlights of the current drill program include:

- Drilling returned broad mineralized zones with up to 110 metres grading 0.5 g/t gold.
- Assay results to date contain higher grade gold mineralization than those used in the initial resource calculation.
- Ten of the drillholes were oriented perpendicular to previous drilling and show increased gold mineralization.
- Mosquito Hill Gold Deposit remains open for expansion in all directions.

Hole Number	Azimuth (degrees)	Dip (degrees)	Hole Length (metres)	From (m)	To (m)	Core Length (m)	Gold (g/t)
HX10-47	340	-55	181.5	**77.00**	**145.00**	**68.00**	**0.78**
including				78.00	108.00	30.00	1.02
and				83.00	87.00	4.00	2.18
HX10-48	340	-45	214.5	**97.41**	**128.00**	**30.59**	**0.64**
including				121.87	128.00	6.13	1.16
HX10-49	340	-45	192.1	**92.00**	**124.00**	**32.00**	**0.54**
including				118.00	124.00	6.00	1.03
HX10-50	070	-45	276.0	68.58	80.00	11.42	0.56
including				75.32	80.00	4.68	1.02
				91.00	**201.00**	**110.00**	**0.50**
including				91.00	101.00	10.00	1.52
and				120.00	130.87	10.87	1.13
HX10-51	340	-45	111.3	34.75	42.47	7.72	1.16
including				39.00	42.00	3.00	2.54
HX10-52	074	-45	208.2	**72.50**	**155.00**	**82.50**	**0.56**
including				102.00	148.00	46.00	0.70
and				102.00	120.00	18.00	1.01
HX10-53	070	-45	228.7	**54.30**	**65.20**	**10.90**	**0.60**
				149.10	**209.70**	**60.60**	**0.74**
including				165.50	191.35	25.85	1.05

"Paragon is very pleased with the thickness and grade of mineralization from this latest round of drilling" stated Michael Vande Guchte, President and CEO of Paragon Minerals Corporation. "The drilling continues to confirm a very large system at Huxter Lane. The discovery of what might prove to be a more optimized orientation of drilling on the Mosquito Hill Deposit is very encouraging for better understanding the geometry of gold mineralization".

The Huxter Lane project is under option to Golden Dory, whereby Golden Dory can earn a 70% interest in the project by funding a bankable feasibility study. Golden Dory is the project operator.

About Paragon Minerals Corporation

Paragon Minerals Corporation is a Canadian-based mineral exploration company focused on gold and base-metal exploration in eastern Canada. Paragon's flagship base metal project is the 100%-owned South Tally Pond VMS project where it has made a significant precious metal-rich massive sulphide discovery in a proven mining district in central Newfoundland. Paragon is also exploring an exceptional portfolio of gold properties through company and partner-funded exploration. For more information on Paragon and its properties, please visit the website at www.paragonminerals.com

PARAGON MINERALS CORPORATION

"Michael Vande Guchte"

____

President & CEO

Qualified Person *– David A. Copeland, M.Sc., P.Geo., Exploration Manager for Paragon Minerals Corporation is a Qualified Person as defined by NI43-101 and has reviewed and approved the technical contents of this news release. Assaying for this program was carried out by Accurassay Laboratories of Thunder Bay, Ontario. NQ drill core was sawn in half and placed in sealed bags and then delivered by Golden Dory personnel to the Accurassay prep facility in Gambo, Newfoundland. The core was assayed by Fire Assay methods with AA finish. Industry certified standards and blanks were also inserted into the sample stream as part of QA/QC. Reported core widths are interpreted to represent at least 95% of true width.*

Forward-looking statements *- This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that Paragon expects to occur, are forward looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding current and future exploration programs, activities and results. Although Paragon believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of Paragon's management on the date the statements are made. Except as required by securities laws, Paragon undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of Paragon and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for Paragon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.*

"Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

Exemption No. 82-35102

NEWS RELEASE

PARAGON
MINERALS CORPORATION

TSX Venture Exchange Symbol: PGR **NR10-13** **June 24, 2010**
Shares Issued: 32,942,181

Paragon reports Surface Bulk Sample contract signed for Jaclyn Main Deposit

Paragon Minerals Corporation (TSX-V: PGR) reports that joint venture partner, Crosshair Exploration & Mining Corp. (NYSE Amex: CXZ; TSX: CXX) ("Crosshair") has awarded the contract for the planned **surface bulk sample program** at the Golden Promise JV Gold Project in central Newfoundland, Canada to Stantec Consulting Ltd. ("Stantec"). The bulk sampling program is scheduled to begin in early September 2010.

The Jaclyn Main Deposit contains coarse gold and fine grained gold within a quartz vein system defined by drilling over a strike length of 950 metres and to a depth of 415 metres. The vein system remains open along strike and to depth. Given the coarse nature of the gold observed in drill core, assay results from the drill core sampling alone may not be an effective method of reliably determining gold grades in these types of systems. A bulk sample is being taken to provide a more reliable estimate of grade, test structural and grade continuity, and evaluate mining/milling characteristics.

Stantec will provide planning, design and project management services to the bulk sample program. They will be preparing an Environmental Compliance Plan, a cost estimate for the bulk sample and milling program, a design for the trench to remove approximately 2,000 to 3,000 tonnes from the vein system, as well as hiring all the contractors for the removal of the overburden, blasting of the vein, and removal and trucking of the ore to one of the nearby mills.

Stantec was founded in 1954 and is a full service consulting organization with a team of professionals that can assist in all aspects of a project life cycle's requirements, from planning, through to design engineering and construction management. Their team consists of highly trained individuals with the experience, technical ability and capacity to bring significant value to the Golden Promise Project. The team members have direct experience with exploration and mine projects in Newfoundland and Labrador and have completed similar projects for a range of clients.

The 2010 exploration programs are being funded by Crosshair as part of the 2009 Joint Venture Agreement (see Paragon News Release dated April 9, 2009). Paragon retains a 40% interest in the Golden Promise JV Project.

About Paragon Minerals Corporation

Paragon Minerals Corporation is a Canadian-based mineral exploration company focused on gold and base-metal exploration in eastern Canada. Paragon's flagship base metal project is the 100%-owned South Tally Pond VMS project where it has made a significant precious metal-rich massive sulphide discovery in a proven mining district in central Newfoundland. Paragon is also exploring an exceptional portfolio of gold properties through company-funded and partner-funded exploration programs. For more information on Paragon and its properties, please visit the company website at www.paragonminerals.com.

PARAGON MINERALS CORPORATION

"Michael J. Vande Guchte"

President & CEO

Qualified Person – *Stewart Wallis, P.Geo., a member of the Professional Engineers and Geoscientists of BC, the President and CEO of Crosshair and a Qualified Person as defined by NI 43-101 has reviewed and approved the technical contents of this news release.*

Forward-looking statements - *This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that Paragon expects to occur, are forward looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding current and future exploration programs, activities and results. Although Paragon believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of Paragon's management on the date the statements are made. Paragon undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of Paragon and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for Paragon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.*

"Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

For more information, contact Michael Vande Guchte, President & CEO at (604) 629-2353
Paragon Minerals Corporation, Suite 1500–701 West Georgia Street, Vancouver B.C. CANADA V7Y 1C6